V 216.736.7215
F 216.621.6536
E cjh@kjk.com
One Cleveland Center
20th Floor
1375 East Ninth Street
Cleveland, OH 44114-1793
216.696.8700
www.kjk.com
April 6, 2007
Via Fedex & EDGAR
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-0305

Re:	Corning Natural Gas Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 6, 2007
SEC File No. 0-00643
Dear Mr. Owings,
Our responses to the comments contained in your letter of April 3, 2007 to Corning Natural Gas Corporation’s Schedule 14A follow. For your convenience, we have repeated each of your numbered comments before our response. A revised draft of the proxy statement marked to show changes from the March 6 filing is enclosed.
General
1.	Please comply with the outstanding comments in our letter dated March 29, 2007 issued on the Form 10-K for fiscal year ended September 30, 2006.
The company is preparing a response to the March 29 comment letter and will provide it to Michael Moran shortly.
Proposal Three: Approval of Restated Certificate of Incorporation, page 12
2.	We note that the proposal presents several matters for shareholder vote, including the increase in authorized shares, the creation of a class of preferred stock, the elimination of preemptive rights, the removal of a supermajority voting provision related to extraordinary transactions, etc. We also note that certain matters require a majority vote for approval, while other matters require a supermajority separately so that shareholders will have the opportunity to approve, disapprove or abstain with respect to each separate matter. Please note that this comment also applies to proposal 4. See Rules 14a-4(a)(3) and 14a-4(b)(1) of Regulation 14A.

As I discussed with Kurt Murao on April 4, the company has subdivided proposal three regarding amendment of the certificate of incorporation into the following sub-proposals:
a.	Enlarging the company’s business purpose;

b.	Amending the terms of the common stock to increase the number of authorized shares and decrease the par value;

c.	Authorizing shares of preferred stock;

d.	Limiting the personal liability of Corning’s directors;

e.	Eliminating the preemptive rights of shareholders;

f.	Allowing shareholders to act by less than unanimous written consent; and

g.	Changing the shareholder vote required to approve certain significant corporate transactions from two-thirds of all outstanding shares to a majority of all outstanding shares entitled to vote.
The shareholders will vote on each proposal separately and the proxy card allows shareholders to vote for or against or abstain with respect to each of the seven proposals concerning amendments to the certificate.
     In proposal four, Corning is asking the shareholders to approve amended and restated by-laws. Although shareholder approval is required, the proposed amendments merely update Corning’s by-laws to reflect the current state of New York law. Corning does not believe that any of the individual amendments rise to the level of significance that would require separate proposals. Furthermore, it is unclear how many proposals would be required for the numerous minor revisions to the by-laws. After reviewing a number of other proxy statements, we found that companies routinely submit a single proposal regarding amended and restated by-laws. For these reasons, Corning respectfully requests that the commission not require the company to subdivide proposal four.

Certain Relationships and Related Transactions, page 31
3.	Please provide us with support for the statements that Rich May “demanded” that you issue two notes to it, the firm obtained the notes “coercively” and you disputed the validity of the notes. Please advise us whether you have brought or intend to bring counterclaims against Rich May for malpractice. Please remove the disclosure regarding Mr. Bilodeau’s father, given that he has not been affiliated with the firm for the past 20 years. Also, clarify that Mr. Bilodeau’s son is a shareholder of the Rich May law firm. See Rule 14a-9 under the Exchange Act.
There have been several developments in the Rich May matter since the company filed its preliminary proxy statement on March 6. Corning has brought a counterclaim against Rich May for malpractice and I am providing you with a supplemental copy of the company’s answer and counterclaim in the suit. The company proposes the following updated disclosure:
“The law firm of Rich May, a professional corporation, previously served as our general corporate counsel. Thomas H. Bilodeau’s son is currently a shareholder of the firm. Thomas Bilodeau was a member of our board of directors until he resigned effective November 30, 2006. In fiscal 2006, we paid Rich May $267,815.17 for legal services.
In November 2006, Rich May requested that we issue two notes to the firm for legal fees in the principal amounts of $275,364.28 and $53,503.53, and sign a letter agreement regarding payment of the fees. At the time, Corning was in the midst of negotiating several significant transactions and the prior board felt it had no choice but to issue the notes to retain Rich May’s representation. The current board had concerns about the propriety of the notes when it learned of them, and we have not made payments required by both notes. Although we attempted to discuss the matter with Rich May, on February 13, 2007, the firm filed suit against Corning in Suffolk Superior Court in Suffolk County, Massachusetts, to collect on the notes (Civil Action No. 07-0666 B.L.S.). We filed to remove the case to the United States District Court of Massachusetts on March 5, 2007 (Case No. 1:07-CV-10443-WGY). We intend to defend this suit vigorously and on March 27, 2007 filed our answer and counterclaim alleging several affirmative defenses to Rich May’s claim and bringing counterclaims against the firm for legal malpractice and breach of fiduciary duty. Rich May has not yet responded to our counterclaims. Although we feel strongly that we have valid defenses to Rich May’s claims, litigation is inherently uncertain and we cannot predict the outcome of this dispute.”
Please let me know if we can provide you with any further information regarding this matter.
* * *

Michael I. German’s written statement regarding the adequacy and accuracy of the company’s proxy statement is attached. Please direct any further comments or questions you may have to me at 216 ·736 ·7215 or my partner Marc C. Krantz at 216 ·736 ·7204. We respectfully request that you provide any additional questions or comments to us as soon as possible to allow Corning to finalize its proxy statement and proceed with the annual meeting. Thank you for your assistance.
Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert

cc:	Michael I. German
Kurt K. Murao
Ellie Quarles
Marc C. Krantz
Janet L. St. Cyr